Room 4561

February 6, 2008

W. Russell Smith, III
CEO
Vsurance, Inc.
540 N Golden Circle, Suite 304
Santa Ana, CA 92705

Re: Vsurance, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed February 5, 2008
File No. 0-52279

Dear Mr. Smith:

We have reviewed your filing and have the following comment.

General

1.   We have reviewed the legal opinion provided by your counsel. The opinion does not appear to us to pass on the legality under Nevada law of the board of directors increasing the number of authorized shares of preferred stock without shareholder consent. We continue to believe that the statute on its face merely authorizes the board of directors to establish the voting powers, designations, preferences, limitations, restrictions and relative rights of a particular class of preferred stock, if the articles of incorporation of the company provide for a sufficient number of shares of "blank check" preferred stock to accommodate the designation. We also note that counsel is not admitted to practice in Nevada and disclaims any opinion under Nevada law. However, given that you are now proposing to distribute an information statement regarding majority shareholder ratification of an increase in the number of authorized shares of preferred stock, we have no further comment on this issue at this time.

2.   We understand that the company has already issued shares of Series E preferred stock. Note A to Schedule 14A, applicable to Schedule 14C by operation of Item 1 of Schedule 14C, requires certain disclosures regarding the issuance transactions, because the ratification of the creation of this series is in effect a

ratification of the issuance transactions. Please provide the information required by Item 11(c) of Schedule 14A with respect to the issuance of your Series E preferred stock. Item 11(c) of Schedule 14A is applicable to Schedule 14C by operation of Item 1 of Schedule 14C.

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As appropriate, please amend your filing and respond to our comment within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503. If you thereafter require further assistance, please call Mark Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel